Exhibit 99.1

Acasti Pharma Announces the Closing of Over-Allotment

Option for its Public Offering of Common Shares

Laval, Québec, CANADA – January 22, 2018 – Acasti Pharma Inc. (NASDAQ: ACST – TSX-V: ACST), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced that the underwriters of its offering of 9,900,990 common shares, together with warrants to purchase up to 8,910,891 common shares (the “Offering”) have given notice to exercise their over-allotment option by purchasing an additional 766,179 common shares at a price of US$1.01 per share, for additional gross proceeds to Acasti of approximately US$773,000. Closing of the exercise of the over-allotment option occurred on Monday, January 22, 2018.

The Benchmark Company, LLC is acting as book-running manager of this Offering and as representative of the underwriters, The Benchmark Company, LLC and Dawson James Securities, Inc.

A registration statement relating to the offering was filed with the Securities and Exchange Commission (SEC) on December 19, 2017 and has become effective. The final prospectus relating to this offering, as supplemented, may be obtained by contacting Dawson James Securities, Inc., Attention: Prospectus Department, 1 North Federal Highway, 5th Floor, Boca Raton, FL 33432, mmaclaren@dawsonjames.com or toll free at 866.928.0928, or by accessing the SEC's website at www.sec.gov.

This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The company’s strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all; and Acasti’s anticipated use of proceeds from the offering. The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement, the “Cautionary Note Regarding Forward-Looking Information” section contained in the prospectus relating to the offering. The forward-looking statements are also expressly qualified in their entirety by the “Cautionary Note Regarding Forward-Looking Information” in Acasti’s latest annual report on Form 20-F and most recent management’s discussion and analysis (MD&A), which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml, and on the investor section of Acasti’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to assumptions and risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions, including Acasti’s latest annual report on Form 20-F and most recent MD&A.

SOURCE: Acasti Pharma Inc

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Acasti Contact:

Jan D’Alvise

Chief Executive Officer

450-686-4555

info@acastipharma.com www.acastipharma.com

Media Contact:

Jessica Dyas

Canale Communications

619-849-5385

jessica@canalecomm.com

Investor Relations Contact:

Glen Akselrod

Bristol Capital Ltd.

(905) 326-1888 ext 10

glen@bristolir.com